                              (ALTAREX CORP. LOGO)

CONTACT:
Robert Newman
Vice President, Business Operations
(781) 672-0138
investor@altarex.com

     ALTAREX ANNOUNCES FINANCIAL RESULTS FOR FOURTH QUARTER AND YEAR ENDED
                                DECEMBER 31, 2002

WALTHAM, MA, APRIL 9, 2003 - ALTAREX CORP. (AXO.TO, ALXFF.OTC) announced its financial results for the fourth quarter and year ended December 31, 2002. All dollars reported are Canadian.

The Company recorded a net loss of $0.8 million, or $0.02 per share, for the three months ended December 31, 2002 compared to a net loss of $10.1 million, or $0.31 per share, for the same period in 2001. For the year ended December 31, 2002, the Company recorded a net loss of $8.5 million, or $0.20 per share, compared to a net loss of $33.8 million, or $1.21 per share, for the same period in 2001. The decreased net loss for each of the 2002 periods primarily reflects the April 17, 2002 license to United Therapeutics Corporation of the Company's OvaRex(R) and certain other MAb products for North America, Japan, and other countries, United's assumption of ongoing development responsibilities and associated expenses of OvaRex(R) MAb in the licensed territory, United's hiring of certain former personnel of the Company and a resulting significant decrease in the Company's research and development and supporting general administrative expenses in the third and fourth quarters of 2002.

At December 31, 2002, the Company's cash, cash equivalents and short-term investments totaled $3.6 million as compared to $9.1 million at December 31, 2001. The Company believes that its available cash and cash equivalents and interest earned thereon should be sufficient to finance its operations and capital needs into the third quarter of 2003. The Company is currently pursuing corporate alliances and financing options in order to raise the cash required to continue to fund its operations.

AltaRex Corp. is focused on the research, development and commercialization of foreign antibodies that modulate the immune system for the treatment of certain cancers and other diseases where there exists an unmet medical need. Additional information about AltaRex Corp. can be found on its website at www.altarex.com.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to the Company's need for capital; the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all; the need to obtain and maintain corporate alliances, such as the alliance with United Therapeutics Corporation, and the risk that the Company cannot establish corporate alliances on a timely basis, on satisfactory terms, or at all; changing market conditions; uncertainties regarding the timely and successful completion of clinical trials and patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results,which may not be indicative of results that will be obtained in ongoing or future clinical trials; whether the Company and/or its collaborators will file for regulatory approval on a timely basis; uncertainties as to when, if at all, the FDA and other similar regulatory agencies will accept or approve regulatory filings for the Company's products; the need to establish and scale-up manufacturing

                                  ALTAREX CORP.
                          SUITE 350, 1601 TRAPELO ROAD
                                WALTHAM, MA 02451
                       TEL. 781-672-0138 FAX. 781-672-0142
processes, uncertainty as to the timely development and market acceptance of the Company's products; the risk that the claims allowed under any issued patent owned or licensed by the Company will not be sufficiently broad to protect the Company's technology, that any patents issued to the Company will not be sustained if challenged in court proceedings or otherwise or that third parties will be able to develop products or processes that do not infringe valid patents owned or licensed by the Company, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

  THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION
                                CONTAINED HEREIN

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                           FINANCIAL TABLES TO FOLLOW

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In Canadian dollars, Unaudited)

                                       THREE MONTHS ENDED                       YEAR ENDED
                                 -------------------------------       -------------------------------
                                 DECEMBER 31,       DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
                                     2002              2001                2002               2001
                                 ------------       ------------       ------------       ------------
Revenues                         $      5,715       $     69,737       $     34,765       $    523,095
                                 ------------       ------------       ------------       ------------
Expenses
   Research & development            (150,506)         8,361,566          2,893,435         26,919,785
   General & administration           989,351          1,803,827          5,610,591          7,405,677
                                 ------------       ------------       ------------       ------------
                                      838,845         10,165,393          8,504,026         34,325,462
                                 ------------       ------------       ------------       ------------
Net loss for the period          $   (833,130)      $(10,095,656)      $ (8,469,261)      $(33,802,367)
                                 ============       ============       ============       ============
Net loss per common share        $      (0.02)      $      (0.31)      $      (0.20)      $      (1.21)
                                 ============       ============       ============       ============
Weighted average number of
common shares outstanding          45,896,936         32,473,156         41,821,767         27,962,625
                                 ============       ============       ============       ============

CONDENSED CONSOLIDATED BALANCE SHEET
(In Canadian dollars, Unaudited)

                                                   AS OF            AS OF
                                                DECEMBER 31,     DECEMBER 31,
                                                    2002            2001
                                                -----------      -----------
ASSETS
   Cash and cash equivalents                    $ 3,625,736      $ 8,211,313
   Short-term investments                                --          856,051
   Other current assets                             552,350          853,152
   Capital assets, net                              325,846          634,870
   Other assets                                      42,935          235,671
                                                -----------      -----------
TOTAL ASSETS                                    $ 4,546,867      $10,791,057
                                                ===========      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities                          $ 1,646,759      $ 7,383,751
   Debt                                             674,763               --
   Total shareholder's equity                     2,225,345        3,407,306
                                                -----------      -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $ 4,546,867      $10,791,057
                                                ===========      ===========

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